December 5, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1/A Filed November 10, 2014

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 24, 2014.  Each numbered paragraph below responds to the comment having the same number in the November 24 comment letter.

Use of Proceeds, page 15

1.

We reissue prior comment five. Please clarify whether any of the amount allocated to salaries may be used as compensation for your officers and director. The current disclosure only states none of the money is “planned” to be used to pay these salaries.

The word “planned” has been deleted and replaced with definitive language.

Business Plan, page 21

2.

We note the disclosure that you renew the agreement with Interbeauty. Please add disclosure that there is no guarantee Interbeauty will renew this agreement and clarify whether you have had any discussion with them regarding the renewal.

This language has been clarified.  Also, language has been inserted concerning the new contract with South Distributing Company.

Government and Industry Regulation, page 24

3. We note your revised disclosure in response to prior comment 15. Please clarify the references to accredited testing centers, and state registration carried out by a body authorized by the party. In addition, as previously requested, please discuss any potential regulations that could restrict the import of your proposed products.

Response:

We have included Internet links to identify the accredited testing centers and body authorized by the party:

We have added language to this section to state regulations that could possibly restrict the import of our proposed products.

Directors..., page 33

4.

 We reissue the first part of prior comment 20. Please remove the references to specific contracts entered into by YuDiCom.

The references to specific contracts have been deleted.

Executive Compensation, page 38

5.

We note the revisions made in response to prior comment 21. Please revise the compensation tables to update the total compensation column.

The total compensation column has been updated in two tables.

Security Ownership of Certain Beneficial Owners and Management, page 40

6.

We note the revision made in response to prior comment 22. Please revise to update the percentage of ownership held by officers and directors as a group. In addition, as previously requested, given that there is no minimum to this offering, please revise the percentage after the offering to reflect he percentage at various levels of proceeds.

The correction has been made to percentage of shares owned by directors and officers as a group.  Three additional tables have been inserted showing this information at 75%, 50% and 25% sales levels for the Offering.

Future Sales by Existing Stockholders, page 41

7.

We note your response to prior comment 23. Please provide us with your analysis showing how you determined that you are not a shell company as defined in Rule 405 under the Securities Act 1933. We note the assets disclosed on your balance sheet consist solely of cash and therefore would appear to fall within the definition of shell company.

The Company continues to believe that its non-cash assets are more than nominal.  It owns the company website with domain exactly reflecting the company name.  There is also office equipment worth $1,100 and initial cosmetics inventory valued at $1,275, which will be included in the Company’s next quarterly financial statement.  While these are not large amounts of money, the value to the Company’s business plan is substantial, as they provide the key assets (website, office equipment and inventory) for a startup company in this industry.

Lepota Inc. has a contract with InterBeauty, LLC which is still in effect and is planned to be renewed as well as an additional contract with Southern Distribution

Company, LLC. dated November 20, 2014.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

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